May 2016 Pricing Sheet dated May 31, 2016 relating to Preliminary Terms No. 934 dated May 16, 2016 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in International Equities

Buffered PLUS Based on the iShares® MSCI Emerging Markets ETF due December 5, 2018

Buffered Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS – MAY 31, 2016
Issuer:		Morgan Stanley
Maturity date:		December 5, 2018
Underlying shares:		Shares of the iShares® MSCI Emerging Markets ETF (the “Fund”)
Aggregate principal amount:		$959,650
Payment at maturity per Buffered PLUS:		▪ If the final share price is greater than the initial share price: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final share price is less than or equal to the initial share price but has decreased from the initial share price by an amount less than or equal to the buffer amount of 10%: $10
▪ If the final share price is less than the initial share price and has decreased from the initial share price by an amount greater than the buffer amount of 10%:
($10 x share performance factor) + $1
Under these circumstances, the payment at maturity will be less than the stated principal amount of $10. However, under no circumstances will the payment due at maturity be less than $1 per Buffered PLUS.
Share percent increase:		(final share price – initial share price) / initial share price
Leveraged upside payment:		$10 x leverage factor x share percent increase
Initial share price:		$33.13, which is the closing price of one underlying share on the pricing date
Final share price:		The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:		1.0, subject to adjustment in the event of certain events affecting the underlying shares
Valuation date:		November 30, 2018, subject to postponement for non-trading days and certain market disruption events
Leverage factor:		200%
Buffer amount:		10%. As a result of the buffer amount of 10%, the value at or above which the underlying shares must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is $29.817, which is 90% of the initial share price.
Minimum payment at maturity:		$1.00 per Buffered PLUS (10% of the stated principal amount)
Share performance factor:		final share price / initial share price
Maximum payment at maturity:		$12.81 per Buffered PLUS (128.10% of the stated principal amount)
Interest:		None
Stated principal amount:		$10 per Buffered PLUS
Issue price:		$10 per Buffered PLUS (see “Commissions and issue price” below)
Pricing date:		May 31, 2016
Original issue date:		June 3, 2016 (3 business days after the pricing date)
CUSIP:		61766A384
ISIN:		US61766A3840
Listing:		The Buffered PLUS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:		$9.541 per Buffered PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per Buffered PLUS	$10.00	$0.25 (1)
		$0.05(2)	$9.70
Total	$959,650	$28,789.50	$930,860.50

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each Buffered PLUS they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.
(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Buffered PLUS.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The Buffered PLUS are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 934 dated May 16, 2016

Product Supplement for PLUS dated February 29, 2016     Index Supplement dated February 29, 2016     Prospectus dated February 16, 2016

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.